UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [X] Form 10-Q	[ ] Form 20-F [ ] Form N-SAR	[ ] Form 11-K

For Period Ended: July 31, 2001

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________________________

PART I
REGISTRANT INFORMATION

TD Waterhouse Group, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

100 Wall Street

Address of Principal Executive Office (Street and Number)

New York, NY 10005

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

      The Company’s Quarterly Report on Form 10-Q (“Quarterly Report”) for the period ended July 31, 2001 could not be filed within the prescribed time period due to the proximity of its principal executive offices to the tragedy at the World Trade Center. The Company’s principal executive offices were not directly damaged by the collapse of World Trade Center buildings but are located in an area that has been evacuated and closed during the recovery efforts. Accordingly, Company personnel have been unable to access and review information to complete its Quarterly Report prior to the scheduled filing date.

      The Company confirms its intention to file its Quarterly Report promptly, and in no event later than September 19, 2001, five calendar days after the original due date.

PART IV
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Richard H. Neiman	212	806-3500

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [   ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On August 22, 2001 the Company issued a press release announcing the results of its operations for its fiscal third quarter ended July 31, 2001. A copy of this release is attached hereto as Exhibit I.

TD Waterhouse Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 14, 2001	By: /s/ Richard H. Neiman

Richard H. Neiman Executive Vice President, General Counsel and Secretary

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